UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE IN INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)

SEQUENTIAL BRANDS GROUP, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

817340201

(CUSIP Number)

Matthew D. Eby

TCP WR Acquisition, LLC

15 Riverside Avenue

Westport, CT 06880

Tel: (203) 454-6999

With copies to:

Nazim Zilkha, Esq.

White & Case LLP

1155 Avenue of the Americas

New York, NY 10036

Tel: (212) 819-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 817340201
1.	Name of Reporting Person: TCP WR ACQUISITION, LLC I.R.S. Identification Nos. of above persons (entities only): 45-4197618

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC – Working Capital
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,628,570 (See Item 4)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 6,628,570 (See Item 4)
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,628,570 (See Item 4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 817340201
1.	Name of Reporting Person: TENGRAM CAPITAL ASSOCIATES, LLC I.R.S. Identification Nos. of above persons (entities only): 90-0659866

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 7,361,904 (1) (See Item 4)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 7,361,904 (1) (See Item 4)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,361,904 (1) (See Item 4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 52.2%
14.	Type of Reporting Person (See Instructions) HC

(1) Tengram Capital Associates, LLC is the managing member of each of TCP WR Acquisition, LLC and TCP SQBG Acquisition, LLC and therefore may be deemed to have the voting and dispositive power of the shares. Tengram Capital Associates, LLC disclaims the beneficial ownership of the above securities

CUSIP No. 817340201
1.	Name of Reporting Person: Matthew Eby I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 7,361,904 (2) (See Item 4)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 7,361,904 (2) (See Item 4)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,361,904 (2) (See Item 4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 52.2%
14.	Type of Reporting Person (See Instructions) HC; IN

(2) Mr. Eby, together with Mr. Sweedler and Mr. Gersten, is a managing member of Tengram Capital Associates, LLC, the managing member of each of TCP SQBG Acquisition, LLC and TCP WR Acquisition, LLC, and therefore may be deemed to have the voting and dispositive power of the shares. Mr. Eby disclaims the beneficial ownership of the above securities.

CUSIP No. 817340201
1.	Name of Reporting Person: William Sweedler I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 7,361,904 (3) (See Item 4)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 7,361,904 (3) (See Item 4)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,361,904 (3) (See Item 4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 52.2%
14.	Type of Reporting Person (See Instructions) HC; IN

(3) Mr. Sweedler, together with Mr. Eby and Mr. Gersten, is a managing member of Tengram Capital Associates, LLC, the managing member of each of TCP SQBG Acquisition, LLC and TCP WR Acquisition, LLC and therefore may be deemed to have the voting and dispositive power of the shares. Mr. Sweedler disclaims the beneficial ownership of the above securities.

CUSIP No. 817340201
1.	Name of Reporting Person: Richard Gersten I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 7,361,904 (4) (See Item 4)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 7,361,904 (4) (See Item 4)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,361,904 (4) (See Item 4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 52.2%
14.	Type of Reporting Person (See Instructions) HC; IN

(4) Mr. Gersten, together with Mr. Eby and Mr. Sweedler, is a managing member of Tengram Capital Associates, LLC, the managing member of each of TCP SQBG Acquisition, LLC and TCP WR Acquisition, LLC and therefore may be deemed to have the voting and dispositive power of the shares. Mr. Gersten disclaims the beneficial ownership of the above securities.

ITEM 1. SECURITY AND ISSUER

Item 1 is hereby amended and restated to read as follows:

This Amendment No. 2 to the Schedule 13D (“Amendment No. 2”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Sequential Brands Group, Inc., a Delaware corporation (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on February 3, 2012 and Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on February 22, 2012. The principal executive offices of the Issuer are located at 17383 Sunset Boulevard, Suite A310, Pacific Palisades, CA 90272.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated to read as follows:

TCP WR Acquisition, LLC (“TCP WR”) is a Delaware limited liability company. TCP SQBG Acquisition, LLC (“TCP SQBG”) is a Delaware limited liability company. William Sweedler, Matthew Eby and Richard Gersten are United States citizens and together are the controlling members of Tengram Capital Associates, LLC (“TCA”), which has the sole voting control of TCP SQBG and TCP WR (collectively, TCP WR, TCP SQBG, TCA, Mr. Sweedler, Mr. Eby and Mr. Gersten are the “Reporting Persons”). The address of the principal business and principal office of the Reporting Persons is 15 Riverside Avenue, Westport, CT 06880.

During the last five years, the Reporting Persons have neither been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated to read as follows:

The Common Stock acquired by TCP WR and TCP SQBG was acquired with funds of TCP WR and TCP SQBG, respectively.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended to add the following:

On December 21, 2012, the Issuer entered into a securities purchase agreement (the “Securities Purchase Agreement”) by and among the Issuer, TCP SQBG and other investors party thereto (the “Investors”), pursuant to which, among other things, the Issuer issued and sold 4,966,667 shares of Common Stock in a private placement to the Investors in exchange for aggregate cash consideration of $22,350,000 (the “Private Placement”). The Private Placement is exempt from registration under the Securities Act of 1933, as amended.

The foregoing summary is qualified in its entirety by reference to the Form of Securities Purchase Agreement, filed herewith as Exhibit 7.1 and incorporated by reference herein.

Unrelated to the Private Placement, Messrs. Eby, Sweedler and Gersten may be deemed the beneficial owners of 6,628,570 shares of Common Stock as co-managing members of TCA, which is the managing member of TCP WR, which beneficially owns the shares.

The Reporting Persons do not have any current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated to read as follows:

(a)	TCP WR is the beneficial owner of 6,628,570 shares of Common Stock, or 47.0% of the issued and outstanding Common Stock, consisting of the following:

(i)	1,104,761 shares of Common Stock underlying two warrants to purchase Common Stock; and

(ii)	5,523,533 voting shares of Common Stock underlying shares of Series A preferred stock and 5,523,809 shares of Common Stock underlying debentures convertible into Common Stock. To the extent the principal amount of a debenture is converted, in whole or in part, into shares of Common Stock or upon the repayment of the principal amount of the debenture, the Company will redeem the associated Series A preferred stock for a cash payment. Therefore, the Series A preferred stock is not included in the calculation above.

TCP SQBG is the beneficial owner of 733,333 shares of Common Stock, or 9.8% of the issued and outstanding Common Stock.

TCA, as managing member of TCP WR and TCP SQBG, and Messrs. Eby, Sweedler and Gersten, as co-managing members of TCA, may be deemed the beneficial owners of 7,361,904 shares of Common Stock, or 52.2% of the issued and outstanding Common Stock, consisting of the following:

(iii)	733,333 shares of Common Stock directly owned by TCP SQBG;

(iv)	1,104,761 shares of Common Stock underlying warrants to purchase Common Stock directly owned by TCP WR; and

(v)	5,523,533 voting shares of Common Stock underlying shares of Series A preferred stock and 5,523,809 shares of Common Stock underlying debentures convertible into Common Stock directly owned by TCP WR. To the extent the principal amount of a debenture is converted, in whole or in part, into shares of Common Stock or upon the repayment of the principal amount of the debenture, the Company will redeem the associated Series A preferred stock for a cash payment. Therefore, the Series A preferred stock is not included in the calculation above.

(b)	The aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

(c)	Except as set forth elsewhere in this Schedule 13D, none of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d)	Messrs. Eby, Sweedler and Gersten have the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by TCP WR, TCP SQBG and TCA.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to add the following:

The Issuer and the Investors have entered into a Registration Rights Agreement pursuant to which the Issuer agreed to file and cause to be declared effective a shelf registration statement for the shares of Common Stock acquired by the Investors pursuant to the Securities Purchase Agreement. The Registration Rights Agreement provides the Investors with, subject to certain conditions, including a grace period, liquidated damages upon the Issuer’s failure to meet certain specified deadlines with respect to the filing and effectiveness of the registration statement as well as customary indemnification rights. The Registration Rights Agreement also includes restrictions, including blackout periods. The Registration Rights Agreement does not contain any provisions, such as “drag-along” or “tag-along” rights, that require the transfer of any Common Stock.

The foregoing summary is qualified in its entirety by reference to the Form of Registration Rights Agreement, filed herewith as Exhibit 7.2 and incorporated by reference herein.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit 7.1	Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Sequential Brands Group, Inc. on December 26, 2012) (SEC File No. 000-16075)

Exhibit 7.2	Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Sequential Brands Group, Inc. on January 11, 2013 (SEC File No. 000-16075)

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2013

Matthew Eby

By: /s/ Matthew Eby

William Sweedler

By: /s/ William Sweedler